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Exhibit 12

October 7, 2022

Voya SmallCap Opportunities Fund

Voya Equity Trust

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, Arizona 85258

Voya Small Cap Growth Fund

Voya Equity Trust

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, Arizona 85258

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the "Agreement"), dated March 24, 2022, between Voya Equity Trust, a Massachusetts business trust (the "Trust"), on behalf of its series, Voya SmallCap Opportunities Fund ("Acquired Fund"), and the Trust on behalf of its series, Voya Small Cap Growth Fund ("Acquiring Fund" and together with Acquired Fund, the "Funds"). The Agreement describes a proposed transaction (the "Reorganization") to occur on the date of this letter, pursuant to which Acquiring Fund will acquire all of the assets of Acquired Fund in exchange for shares of beneficial interest in Acquiring Fund (the "Acquiring Fund Shares") and the assumption by Acquiring Fund of all of the liabilities of Acquired Fund, following which Acquiring Fund Shares received by Acquired Fund will be distributed by Acquired Fund to its shareholders in liquidation and termination of Acquired Fund. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Section 8.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

Acquired Fund is a series of the Trust, which is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Shares of Acquired Fund are redeemable at net asset value at each shareholder's option. Acquired Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the "Code").

Acquiring Fund is likewise a series of the Trust. Shares of Acquiring Fund are redeemable at net asset value at each shareholder's option. Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

October 7, 2022

For purposes of this opinion, we have considered the Agreement, the combined proxy statement/prospectus dated July 22, 2022, and such other items as we have deemed necessary to render this opinion. In addition, each of Acquired Fund and Acquiring Fund has provided us with a letter dated as of the date hereof (collectively, the "Representation Letters"), representing as to certain facts, occurrences and information upon which each of Acquired Fund and Acquiring Fund has indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete; and (iii) any representation made in any of the documents referred to herein "to the best of the knowledge" of any person or party is true without regard to such qualification.

Based on and subject to the foregoing and subject to the final paragraphs hereof, we are of the opinion that, for U.S. federal income tax purposes:

October 7, 2022

(i)The Reorganization will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code, and Acquired Fund and Acquiring Fund will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

(ii)Under Section 1032 of the Code, Acquiring Fund will not recognize gain or loss upon the receipt of assets of Acquired Fund in exchange for Acquiring Fund shares and the assumption by Acquiring Fund of all of the liabilities of Acquired Fund.

(iii)Under Section 362(b) of the Code, Acquiring Fund's tax basis in the assets of Acquired Fund transferred to Acquiring Fund in the Reorganization will be the same as Acquired Fund's tax basis in such assets immediately prior to the Reorganization, adjusted for any gain or loss required to be recognized as described in (v) below.

(iv)Under Section 1223(2) of the Code, Acquiring Fund's holding periods in the assets received from Acquired Fund in the Reorganization, other than any asset with respect to which gain or loss is required to be recognized as described in (v) below, will include the periods during which such assets were held or treated for federal income tax purposes as being held by Acquired Fund.

(v)Under Sections 361 and 357 of the Code, Acquired Fund will not recognize gain or loss upon the transfer of all of its assets to Acquiring Fund in exchange for Acquiring Fund shares and the assumption by Acquiring Fund of all of the liabilities of Acquired Fund, or upon the distribution of the Acquiring Fund shares by Acquired Fund to its shareholders in liquidation, except for (A) any gain or loss recognized on (1) "Section 1256 contracts" as defined in Section 1256(b) of the Code or (2) stock in a "passive foreign investment company" as defined in Section 1297(a) of the Code, and (B) any other gain or loss required to be recognized by reason of the Reorganization (1) as a result of the closing of the tax year of Acquired Fund, (2) upon the termination of a position, or (3) upon the transfer of such asset regardless of whether such a transfer would otherwise be a nontaxable transaction under the Code.

(vi)Under Section 354 of the Code, the shareholders of Acquired Fund will not recognize gain or loss upon the exchange of their Acquired Fund shares for Acquiring Fund shares in the Reorganization.

(vii)Under Section 358 of the Code, the aggregate tax basis of Acquiring Fund shares that an Acquired Fund shareholder receives in the Reorganization will be the same as the aggregate tax basis of Acquired Fund shares exchanged therefor.

(viii)Under Section 1223(1) of the Code, an Acquired Fund shareholder's holding period for Acquiring Fund shares received in the Reorganization will include the shareholder's holding period for Acquired Fund shares exchanged therefor, provided the shareholder held such Acquired Fund shares as capital assets on the date of the exchange.

October 7, 2022

(ix)Acquiring Fund will succeed to and take into account the items of Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder.

We believe (i) that Acquiring Fund will continue Acquired Fund's historic business, within the meaning of Treas. Reg. § 1.368-1(d), as an open-end investment company that seeks capital appreciation by investing primarily in stocks of small capitalization companies, and (ii) that the continuity of business enterprise test required for qualification under Section 368(a) of the Code is met in the Reorganization.

No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above. Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above. We undertake no obligation to update or supplement this opinion to reflect any such changes that may occur.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP